Service Expertise Integrity

EXHIBIT 99.1

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

BancAnalysts Association of Boston

27th Annual Fall Conference

"Building A New American Banking Paradigm"

November 6, 2008

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Today's Agenda: *"Building a New American Banking Paradigm"*

➢ The Changing Landscape

- Commercial banks
- Investment banks

➢ The Business Model of Northern Trust

- Attractive demographic markets
- Focused strategy
- Significant expertise
- Organic growth
- Conservative heritage

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

The Changing Landscape

Northern Trust

The Changing Landscape in U.S. Financial Services...

Commercial Banks

- Consolidation has accelerated
- Business models are evolving

Investment Banks

- Bear Stearns and Lehman Brothers failed
- Merrill Lynch acquired by Bank of America
- Goldman Sachs and Morgan Stanley change status to bank holding companies

Significant Increase in Government / Regulatory Involvement

...Much of Which Occurred over a Four Week Period


S&P 500
1400
1250
1100
950
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
9/7/08: U.S. Govt to support Fannie Mae & Freddie Mac
9/15/08: Lehman Brothers declares bankruptcy; Bank of America announces Merrill Lynch acquisition
9/16/08: U.S. Govt to support AIG
9/21/08: Goldman Sachs & Morgan Stanley to become bank holding companies
9/26/08: JPMorgan Chase announces Washington Mutual acquisition
10/3/08: Wells Fargo to acquire Wachovia

Northern Trust

Service | Expertise | Integrity

Service

Expertise

Integrity

The Business Model of Northern Trust

Northern Trust

Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Worldwide Operations & Technology

Resisting the Temptation to Change Our Business Model

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Private Equity Bridge Financing
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Lending
- Venture Capital
- Stock Transfer
- DC Record Keeping

Personal Financial Services

Extensive Reach in High Growth Affluent Market

85 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.



Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Projected Annual Household Growth Rates

2007 - 2012 by Household Asset Size



7.1%
11.3%
15.5%
$1 - 5 MM
$5 - 200 MM
$200+ MM

Source: Claritas

Northern Trust

Service Expertise Integrity

Significant Expertise Allows Us to Address Clients' Needs

Integrated approach and comprehensive capabilities.

Building and Managing Wealth

- **Grow Assets**
  - Proprietary and Third-party Investment Managers
  - Active Index Strategies
  - Alternative Investments
- **Manage Risk**
  - Asset Diversification
  - Single-stock Concentration
  - Hedging Strategies
  - Stock Option Planning
- **Tax Liability Management**
  - Tax Sensitive Investing
  - Tax Loss Harvesting
  - Investment Vehicle Selection
- **Liquidity Management**
  - Deposit Services
  - Custom Lending
  - Short Term Cash Management Vehicles

Protecting and Transferring Wealth

- **Protect and Preserve Wealth**
  - Wealth Transfer Planning
  - Customized Trust Solutions
- **Transition Wealth**
  - Estate Settlement Services
  - Guardianship Services
- **Plan for Special Assets**
  - Family Business
  - Manage Non-Financial Assets

Creating a Legacy

- **Reinforce Family Values**
  - Family Education
  - Family Mission Statement
  - Advanced Wealth Transfer Strategies
- **Establish a Charitable Giving Tradition**
  - Implement a Tailored Philanthropic Strategy
  - Balance Charitable Giving with the Financial Needs of the Family
  - Ensure Tax-Efficiency of Philanthropic Vehicles

Northern Trust

Market Opportunities Continue to Grow

Total Market: $161 Trillion(1)
Total Assets Under Custody Worldwide: $90 Trillion(2)

North America	*Europe, Middle East & Africa*	*Asia Pacific*
$60 Trillion	$60 Trillion	$41 Trillion



Canada
$4 Trillion
U.S.
$56 Trillion
U.K.
$10 Trillion
Western Europe
$43 Trillion
Other
$7 Trillion
Japan
$19 Trillion
Emerging Asia
$14 Trillion
Other
$8 Trillion

(1) McKinsey & Company – Mapping the Global Capital Market, Fourth Annual Report, January 2008; Excludes $6 trillion of South American assets

(2) YE 2007 competitor earnings releases & The Greensted Report, Fall 2007 – Top 10 custodians

Full Array of Capabilities...

... to meet the needs of sophisticated institutional investors.

Asset Management

- Active
- Quantitative
- Investment outsourcing
- Liability driven investing
- Manager of managers
- Hedge funds
- Private equity
- Transition management

Asset Enhancement

- Cross-border pooling
- Trade execution
- Cash management
- Securities lending
- Foreign exchange
- Commission management

Asset Reporting

- Investment accounting
- Reporting and valuation
- Performance analytics
- Risk monitoring and reporting
- Trade execution analysis
- Data warehouse

Asset Administration

- Fund accounting
- Transfer agency
- Corporate secretarial
- Trustee
- Investment operations outsourcing

Asset Processing

- Safekeeping
- Settlement
- Derivatives processing
- Income collection
- Corporate actions
- Tax reclamation

Strategically Positioned in Three Dynamic Regions


North America
Europe,
Middle East & Africa
Asia Pacific
Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

Northern Trust

Service | Expertise | Integrity

A Diversified, World Class Investment Manager

$652.4 Billion

Assets Under Management as of September 30, 2008

A Diversified Asset Manager

Across Asset Classes


Short Duration $298 Billion (46%)
Equities $247 Billion (38%)
Other $12 Billion (2%)
Fixed Income $95 Billion (14%)

Across Client Segments


Personal $141 Billion
Institutional $511 Billion

Across Styles


Active $369 Billion (57%)
Quantitative $249 Billion (38%)
Manager of Managers $34 Billion (5%)

Broad Array of Solutions for Personal and Institutional Clients

	Rankings	
Markets Served	**10th** Largest Manager	Worldwide Institutional Assets
	5th Largest Manager	U.S. Institutional Tax-Exempt Assets
	3rd Largest Manager	Defined Benefit Assets
	3rd Largest Manager	Multi-Manager - U.S. Institutional Assets*
Investment Strategy	**4th** Largest Manager	Passive Domestic Indexed Equity
	3rd Largest Manager	Passive Domestic Indexed Bonds
	3rd Largest Manager	Passive International Indexed Securities

Source: *Pensions & Investments* 2008 Special Report on Asset Managers, data as of December 31, 2007.
*Multi-manager Ranking Source: Cerulli Associates, 2005

High Quality Balance Sheet Securities Portfolio

- 90% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 86% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at less than 3%
- 62% of subprime Asset-Backed Securities rated triple-A
- Total gross unrealized losses on Available for Sale securities portfolio of only $200 million

Composition ($ Millions)	**9/30/08**	% of Total
Securities – Available for Sale		
U.S. Government	$ 20	nm
Obligations of States / Political Subdivisions	32	nm
Government Sponsored Agency	9,869	74%
Asset-Backed	1,800	13%
Other	475	4%
Total Securities – Available for Sale	*12,195*	*91%*
Securities – Held to Maturity		
Obligations of States / Political Subdivisions	805	6%
Government Sponsored Agency	37	nm
Other	300	2%
Total Securities – Held to Maturity	*1,143*	*9%*
Trading Account	9	nm
Total Securities	**$13,347**	**100%**

High Quality, Short Duration Securities Portfolio

All data is as of September 30, 2008. Items may not total due to rounding.

Diversified and High Quality Loan Portfolio

- Relationship-based lending practices
- Nonperforming assets totaled $61.5 million – the increase from the prior quarter largely reflects the addition of only two loans
- Nonperforming assets represent only 0.21% of total outstanding loans
- Nonperforming loans are covered 3.3 times by current credit loss reserves
- Northern Trust does not:
  - Underwrite mortgage loans to sub-prime borrowers
  - Lend directly to hedge funds
  - Provide bridge financing to private equity deals
  - Offer an off-balance sheet commercial paper conduit for client liquidity

Composition

($ Billions)	**9/30/08**	% of Total
U.S.		
Residential Real Estate	$ 10.0	33%
Commercial	7.7	26%
Commercial Real Estate	2.9	10%
Personal	4.6	15%
Other	1.7	6%
Lease Financing	1.1	4%
Total U.S.	**28.1**	**94%**
Non-U.S.	**1.7**	**6%**
Total Loans and Leases	**$ 29.9**	**100%**

Consistently Outstanding Credit Quality

All data is as of September 30, 2008. Items may not total due to rounding.

Outstanding Credit Quality is a Differentiator

Credit Quality is notably better than peer averages in each category.

As of September 30, 2008	NTRS	Peer* Average
Non-Performing Assets as a % of Loans	0.21%	1.97%
Loan Loss Reserve as a % of Non-Performing Assets	317%	113%
Net Charge-Offs to Average Loans	0.01%	1.52%

* Peer group consists of the 20 largest U.S. Bank Holding Companies in terms of total balance sheet assets. September 30th data includes 17 banks for which the data is currently available. Source: SNL Financial

Northern Trust

Outstanding Capital Strength

CAPITAL RATIOS	9/30/08	"Well Capitalized" Guideline
Northern Trust Corporation		
Tier 1 Capital Ratio	9.2%	6.0%
Total Risk-Based Ratio	11.4%	10.0%
Leverage Ratio	6.6%	5.0%

U.S. CAPITAL PURCHASE PROGRAM PARTICIPATION

- As announced on October 27, the Treasury intends to invest $1.5 billion in senior preferred stock and related warrants in Northern Trust
- In combination with our already strong capital position, the additional capital will allow us to maximize growth opportunities

COMMON EQUITY ($ Billions)

CAGR: +10%



$2.1
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
1999
2000
2001
2002
2003
2004
2005
2006
2007
3Q08

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

The Business Model of Northern Trust: *Another Perspective*

Northern Trust

How Important is Asset Allocation to Performance?

PERFORMANCE: Highest (top) → Lowest (bottom)

1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
S&P 500 28.6%	Private Equity 70.8%	Real Estate 26.4%	Real Estate 13.9%	Int’l Bond 22.1%	Small Cap 47.3%	Real Estate 31.6%	Private Equity 22.6%	Real Estate 35.0%	Int'l Equity 11.6%
Int'l Equity 20.3%	Int'l Equity 27.3%	Govt. Bonds 13.2%	Corp Bond 8.4%	Govt. Bonds 11.5%	Midcap 45.5%	Int'l Equity 20.7%	Int'l Equity 14.0%	Int'l Equity 26.9%	Int’l Bond 11.3%
Int’l Bond 18.3%	Hedge 26.5%	Corp Bond 11.6%	Govt. Bonds 7.2%	Corp Bond 10.3%	Int'l Equity 39.2%	Small Cap 18.3%	Real Estate 12.2%	Small Cap 18.4%	Govt. Bonds 8.7%
Private Equity 16.4%	Midcap 24.2%	Private Equity 10.2%	High Yield 5.3%	Real Estate 3.8%	Real Estate 37.2%	Midcap 18.3%	Midcap 8.1%	Midcap 16.2%	Hedge 8.1%
Govt. Bonds 9.9%	Small Cap 21.3%	Cash 6.2%	Cash 3.4%	Cash 1.7%	High Yield 29.0%	Int’l Bond 12.0%	Hedge 7.5%	S&P 500 15.8%	Private Equity 8.0%
Corp Bond 8.7%	S&P 500 21.0%	Midcap 4.3%	Hedge 2.8%	Hedge 1.0%	S&P 500 28.7%	High Yield 11.1%	S&P 500 4.9%	High Yield 11.9%	Corp Bond 7.0%
Cash 5.0%	Cash 5.0%	Hedge 4.1%	Small Cap 2.5%	High Yield -1.4%	Private Equity 19.4%	S&P 500 10.9%	Small Cap 4.6%	Hedge 10.3%	S&P 500 5.5%
High Yield 1.9%	High Yield 2.4%	Int’l Bond -2.5%	Midcap 1.2%	Private Equity -13.2%	Int’l Bond 18.6%	Hedge 6.4%	Cash 3.3%	Private Equity 7.2%	Cash 4.7%
Midcap 0.4%	Corp Bond -0.8%	Small Cap -3.0%	Int’l Bond -3.6%	Int'l Equity -15.6%	Hedge 11.5%	Private Equity 6.3%	Govt. Bonds 2.8%	Int’l Bond 6.8%	High Yield 1.9%
Small Cap -2.6%	Govt. Bonds -2.2%	High Yield -5.9%	S&P 500 -11.9%	Midcap -17.8%	Corp Bond 4.1%	Corp Bond 4.3%	High Yield 2.7%	Cash 5.0%	Midcap 1.4%
Hedge -5.1%	Real Estate -4.6%	S&P 500 -9.1%	Private Equity -18.5%	Small Cap -20.5%	Govt. Bonds 2.4%	Govt. Bonds 3.5%	Corp Bond 2.4%	Corp Bond 4.3%	Small Cap -1.6%
Real Estate -17.5%	Int’l Bond -6.2%	Int'l Equity -14.0%	Int'l Equity -21.2%	S&P 500 -22.1%	Cash 1.0%	Cash 1.4%	Int’l Bond -9.2%	Govt. Bonds 3.5%	Real Estate -15.7%

Sources: Standards & Poor's, Morgan Stanley Capital International, NAREIT, Hedge Fund Research, Venture Economics, Frank Russell, Lehman Brothers, JP Morgan, Federal Reserve Indices: S&P 500: S&P 500; Int'l Equity: MS EAFE; Real Estate: NAREIT Equity REIT; Hedge: HFRI Fund of Funds; Private Equity: Venture Economics All PE; Midcap: Russell 2500; Small Cap: Russell 2000; High Yield: LB High Yield; Government Bonds: LB US Government; Corporate Bonds: LB Aggregate; Int’l Bond: JP Morgan Global ex US; Cash: 90 Day T-bill

Returns shown are those of leading indexes and assume the reinvestment of dividends or earnings. Returns do not reflect the deduction of any fees or expenses, except for the HFR Fund of Funds Composite Index and Venture Economics Private Equity Index, which are shown net of fees and expenses. It is not possible to invest directly in an index. Performance for PE is reported on a lag basis.

Asset Allocation versus Stock Selection: *The Origins*

"The Determinants of Portfolio Performance"

Brinson, Hood and Beebower, 1986.

Study

Examined how asset allocation choices affected 91 large pension plan returns.

Conclusion

Most of the variation (94%) in returns is explained by policies of asset mix, rather than individual stock picks.

Implications

How does the notion of "Asset Allocation" reflect on the "New American Banking Paradigm" and the business model and strategic decisions of Northern Trust?

Financial Services Industry: *Asset Allocation Choices*

Segments within the Financial Services Industry

- Asset Management Firms
- Banks and Thrifts
- Capital Markets Firms
- Commercial Finance
- Consumer Lending
- Insurance Brokers
- Life & Health Insurance
- Money Center Banks
- Online Brokerages
- P&C – Multi Line
- P&C – Personal Lines
- Private Banks
- Processors
- Reinsurance
- Trust Banks

*Which financial services industry segments have the **best long-term performance and valuation**?*


16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10 Yr Average Forward PE Score
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
10 Yr Average Performance Score

Performance Metrics in Financial Services: *Revenue Growth*

*10-Year Historical Average Annual **Revenue Growth***



38.5%
24.2%
23.1%
21.2%
16.5%
14.6%
13.6%
13.2%
11.2%
10.2%
9.6%
9.6%
9.0%
8.0%
7.8%
Online Brokerages
Reinsurance
Consumer Lending
Private Banks
Processors
P&C - Multi Line
Trust Banks
Asset Mgt Firms
Insurance Brokers
Capital Mkts Firms
Money Center Banks
P&C - Personal Lines
Banks & Thrifts
Life & Health Insurance
Commercial Finance

Northern Trust

Sources: Factset & SNL Financial

Performance Metrics in Financial Services: *Pre-Tax Margin*

10-Year Historical Average Annual ***Pre-Tax Margin***



40.0%
34.7%
34.7%
33.5%
33.5%
30.2%
27.4%
24.8%
17.5%
14.5%
14.2%
12.5%
12.5%
12.0%
10.8%
Consumer Lending
Private Banks
Banks & Thrifts
Trust Banks
Asset Mgt Firms
Money Center Banks
Capital Mkts Firms
Commercial Finance
Online Brokerages
Processors
Insurance Brokers
Reinsurance
P&C - Multi Line
P&C - Personal Lines
Life & Health Insurance

Sources: Factset & SNL Financial

Performance Metrics in Financial Services: *Return on Equity*

10-Year Historical Average Annual ***Return on Equity***



25.1%
20.7%
18.5%
17.2%
16.8%
16.8%
16.5%
16.5%
15.1%
14.7%
10.5%
9.9%
9.8%
9.7%
8.8%
Asset Mgt Firms
Consumer Lending
Trust Banks
Money Center Banks
Processors
Insurance Brokers
Private Banks
Capital Mkts Firms
P&C - Personal Lines
Banks & Thrifts
P&C - Multi Line
Life & Health Insurance
Reinsurance
Commercial Finance
Online Brokerages

Sources: Factset & SNL Financial

Northern Trust

Service Expertise Integrity

Financial Services: *Ranking Based on Performance Measures*

Assigning a score to each of the three "Performance Measures" and then averaging the scores results in the following ranking by segment:

1. Consumer Lending
2. Asset Management Firms
3. Private Banks
4. Trust Banks
5. Processors
6. Insurance Brokers
7. Money Center Banks
8. Online Brokerages
9. Capital Markets Firms
10. Banks and Thrifts
11. Reinsurance
12. P&C – Multi Line
13. P&C – Personal Lines
14. Commercial Finance
15. Life & Health Insurance

Northern Trust

Service Expertise Integrity

Valuation Metric: *Price to Earnings Ratio*

10-Year Historical Average Forward Price to Earnings Ratio



22.6
22.5
19.3
17.3
15.9
15.8
13.5
12.5
12.1
11.8
11.6
11.5
11.4
11.1
8.5
Processors
Online Brokerages
Trust Banks
Asset Mgt Firms
Private Banks
Insurance Brokers
Banks & Thrifts
Capital Mkts Firms
Money Center Banks
P&C - Personal Lines
Life & Health Insurance
P&C - Multi Line
Commercial Finance
Consumer Lending
Reinsurance

Sources: Factset & SNL Financial

Northern Trust

Service Expertise Integrity

Top Right Quadrant: *Best Performing Financial Services Segments*

Average Performance Score (1) vs. Average Price to Earnings Ratio (2)



16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10 Yr Average Forward PE Score
Processors
Online Brokerages
Trust Banks
Asset Management Firms
Private Banks
Insurance Brokers
Banks and Thrifts
Capital Markets Firms
Money Center Banks
P&C - Personal Lines
Life & Health Insurance
P&C - Multi Line
Commercial Finance
Consumer Lending
Reinsurance
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
10 Yr Average Performance Score

Note: Higher scores imply stronger attributes in these categories.

(1) Average Performance Score is comprised of the average score of segment's 10 Year Historical Average Annual Revenue Growth, 10 Year Historical Average Pre-Tax Margin and 10 Year Historical Average Annual ROE.

(2) Based on the segment's 10 Year Historical Average Forward P/E multiples.

Northern Trust: *Long-term, Strategic Asset Allocation*

Average Performance Score (1) vs. Average Price to Earnings Ratio (2)



10 Yr Average Forward PE Score
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Processors
Online Brokerages
Trust Banks
Asset Management Firms
Private Banks
Insurance Brokers
Banks and Thrifts
Capital Markets Firms
Money Center Banks
P&C - Personal Lines
Life & Health Insurance
P&C - Multi Line
Commercial Finance
Consumer Lending
Reinsurance
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
10 Yr Average Performance Score

Note: Higher scores imply stronger attributes in these categories.

(1) Average Performance Score is comprised of the average score of segment's 10 Year Historical Average Annual Revenue Growth, 10 Year Historical Average Pre-Tax Margin and 10 Year Historical Average Annual ROE.

(2) Based on the segment's 10 Year Historical Average Forward P/E multiples.

Concluding Thoughts

Northern Trust's Business Model - Choices Matter

- ✓ Attractive Demographic Markets
- ✓ Focused and Conservative Strategy
- ✓ Significant Expertise
- ✓ Organic Growth
- ✓ Consistent Leadership and Philosophy

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

BancAnalysts Association of Boston

27th Annual Fall Conference

"Building A New American Banking Paradigm"

November 6, 2008

Northern Trust